Pricing Supplement no. 248
*To prospectus dated December 1, 2005,
prospectus supplement dated October 12, 2006 and
product supplement no. 57-I dated November 29, 2006*

Registration Statement No. 333-130051
Dated December 21, 2006
Rule 424(b)(2)

JPMorganChase ◆

Structured Investments	JPMorgan Chase & Co. $726,000 Auto Callable Knock-Out Notes Linked to the streetTRACKS® Gold Trust due February 26, 2008

General

- The notes are designed for investors who seek exposure to appreciation of the streetTRACKS® Gold Trust over the next 14 months. *Investors should be willing to forego interest payments, have their notes automatically called with a return of 5% as a result of the Knock-Out feature and **be willing to lose some or all of their principal**.*
- Senior unsecured obligations of JPMorgan Chase & Co. maturing February 26, 2008*.
- Minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.
- The notes priced on December 21, 2006 and are expected to settle on or about December 27, 2006.

Key Terms

Commodity Trust:	streetTRACKS® Gold Trust (the "Commodity Trust")
Underlying Asset:	Gold bullion (the "Underlying Asset")
Knock-Out Event/ Automatic Call:	If at any time during the Monitoring Period the price of one share of the Commodity Trust quoted on the Relevant Exchange exceeds the Knock-Out Level, a Knock-Out Event will have occurred, the notes will be automatically called and you will receive, for each $1,000 principal amount note, a cash payment of $1,050 payable on the fifth business day after the trading day upon which the Knock-Out Event occurred.
Monitoring Period:	The period from the pricing date to and including the Final Valuation Date.
Knock-Out Level:	150% of the Initial Share Price, or $92.07.
Payment at Maturity:	To the extent that the notes are not automatically called: (1) if the Final Share Price is equal to, or greater than, the Initial Share Price on the Final Valuation Date, at maturity you will receive for each $1,000 principal amount note a cash payment of $1,000 plus the Additional Amount; or (2) **your investment will be fully exposed to any decline in the Commodity Trust if the Final Share Price declines from the Initial Share Price and a Knock-Out Event does not occur.** If the Final Share Price declines from the Initial Share Price, you will lose 1% of the principal amount of your notes for every 1% that the price of the shares of the Commodity Trust declines from the Initial Share Price. Under these circumstances, your final payment per $1,000 principal amount note will be calculated as follows: $$\$1,000 + (\$1,000 \times \text{Share Return})$$ *You will lose some or all of your investment at maturity if the Final Share Price declines from the Initial Share Price and a Knock-Out Event does not occur.*
Additional Amount:	The Additional Amount per $1,000 principal amount note paid at maturity, if the Final Share Price is equal to, or greater than, the Initial Share Price, or upon an automatic call upon the occurrence of a Knock-Out Event, will equal: (1) at maturity if the notes are not automatically called, $1,000 x the Share Return x the applicable Participation Rate; or (2) upon the occurrence of a Knock-Out Event and the resulting automatic call, $1,000 x the Knock-Out Rate. Because the Knock-Out Rate is 5%, under these circumstances the Additional Amount you would receive at maturity would equal $50 per $1,000 principal amount note.
Share Return:	$$\frac{\text{Final Share Price} - \text{Initial Share Price}}{\text{Initial Share Price}}$$
Initial Share Price:	The closing price of one share of the Commodity Trust on the pricing date, which was $61.38; *provided* that for purposes of determining whether a Knock-Out Event has occurred or the applicable Participation Rate, the Initial Share Price shall equal the closing price of one share of the Commodity Trust on the pricing date divided by the Share Adjustment Factor.
Final Share Price:	The closing price of one share of the Commodity Trust on the Final Valuation Date, times the Share Adjustment Factor.
Share Adjustment Factor:	1.0 on the pricing date and subject to adjustment under certain circumstances. See "Description of Notes–Payment at Maturity" and "General Terms of Notes–Anti Dilution Adjustments" in the accompanying product supplement no. 57-I for further information about these adjustments.
Participation Rates:	If a Knock-Out Event has not occurred and the Final Share Price is equal to, or greater than, the Initial Share Price, the Participation Rate will equal: (1) 300% if at no time during the Monitoring Period the price of one share of the Commodity Trust quoted on the Relevant Exchange exceeds 125% of the Initial Share Price; or (2) 100% if at any time during the Monitoring Period the price of one share of the Commodity Trust quoted on the Relevant Exchange exceeds 125% of the Initial Share Price.
Knock-Out Rate:	5%
Final Valuation Date:	February 21, 2008*
Maturity Date:	February 26, 2008*
CUSIP:	48123JKU2

* Subject to postponement in the event of a market disruption event and as described under "Description of Notes—Payment at Maturity" in the accompanying product supplement no. 57-I.

Investing in the Auto Callable Knock-Out Notes involves a number of risks. See "Risk Factors" beginning on page PS-7 of the accompanying product supplement no. 57-I and "Selected Risk Considerations" beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	JPMSI's Commission (1)	Proceeds to Us
Per note	$1,000	$10	$990
Total	$726,000	$7,260	$718,740

(1) J.P. Morgan Securities Inc., whom we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $10.00 per $1,000 principal amount note and will use all of that commission to pay selling concessions to other dealers. See "Underwriting" in the accompanying product supplement no. 57-I.

For a different portion of the notes sold in this offering, a non-affiliated bank will receive a fee and an affiliate of ours will receive a structuring and development fee. The aggregate amount of these fees will be $10.00 per $1,000 principal amount note.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

December 21, 2006

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 57-I dated November 29, 2006. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated November 30, 2006 and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 57-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

- Product supplement no. 57-I dated November 29, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003644/e25681_424b2.htm

- Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC Web site is 19617. As used in this pricing supplement, the "Company," "we," "us," or "our" refers to JPMorgan Chase & Co.

Selected Purchase Considerations

- **APPRECIATION POTENTIAL** — If a Knock-Out Event does not occur and if the Final Share Price is equal to, or greater than, the Initial Share Price, at maturity in addition to your principal for each $1,000 principal amount note you will receive a payment equal to $1,000 x the Share Return x the applicable Participation Rate. If a Knock-Out Event occurs, your notes will be automatically called and in addition to your principal for each $1,000 principal amount note you will receive a payment equal to $1,000 x the Knock-Out Rate. The Knock-Out Level, which triggers a Knock-Out Event, is 150% of the Initial Share Price, or $92.07. Because the Knock-Out Level of the notes is set at 150% of the Initial Share Price and the Participation Rates are set at 300% and 100%, as applicable, the appreciation potential of the notes will be limited to 75%. Because the notes are our senior unsecured obligations, the payment of the amount due at maturity, if any, or upon an automatic call if a Knock-Out Event occurs is subject to our ability to pay our obligations as they become due.

- **POTENTIAL FOR EARLY EXIT WITH APPRECIATION AS A RESULT OF AUTOMATIC CALL FEATURE** — While the original term of the notes is approximately 14 months, the notes will be automatically called before maturity if the price of one share of the Commodity Trust at any time during the Monitoring Period exceeds the Knock-Out Level and you will be entitled to $1,050 for each $1,000 principal amount note.

- **RETURN LINKED TO GOLD** — Your return on the notes will depend on the value of the shares of the Commodity Trust which are designed to mirror as closely as possible the performance of the price of gold bullion. Because the Commodity Trust's assets only consist of gold bullion, the notes linked to shares of the Commodity Trust are subject to certain risks associated with gold and will be more susceptible to any single economic, political or regulatory occurrence than an investment that is more broadly diversified. The price of gold has fluctuated widely over the past several years. For additional information about gold, see "The Gold Bullion Market" in the accompanying product supplement no. 57-I.

- **CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES** — Subject to the limitations described under "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 57-I, and based on certain factual representations received from us, in the opinion of our special tax counsel, Simpson Thacher & Bartlett LLP, it is reasonable to treat the notes as cash-settled financial contracts for U.S. federal income tax purposes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Commodity Trust or the Underlying Asset. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 57-I. You should consider carefully whether the notes are suitable to your investment goals.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal. The return on the notes at maturity or upon an automatic call is linked to the performance of the Commodity Trust, and will depend on whether a Knock-Out Event occurs and whether, and the extent to which, the Share Return is positive, flat or negative. IF A KNOCK-OUT EVENT DOES NOT OCCUR, YOUR INVESTMENT WILL BE FULLY EXPOSED TO ANY DECLINE IN THE FINAL SHARE PRICE AS COMPARED TO THE INITIAL SHARE PRICE.

- **THE "KNOCK-OUT" FEATURE WILL LIMIT YOUR RETURN ON THE NOTES** — Your investment in the notes may not perform as well as an investment in a security with a return based solely on the performance of the Commodity Trust. Your ability to participate in the appreciation of the Commodity Trust may be limited to the Knock-Out Rate of the notes. If a Knock-Out Event occurs, the return on each $1,000 principal amount note will equal $1,000 x the Knock-Out Rate of 5%, or $50, and will not be determined by reference to the Share Return even though the Share Return may reflect significantly greater appreciation in the Commodity Trust than 5%.

- **INVESTMENTS RELATED TO THE VALUE OF GOLD MAY BE MORE VOLATILE THAN TRADITIONAL SECURITIES INVESTMENTS** — Gold is subject to variables that may be less significant to the values of securities like stocks and bonds. The price of gold has fluctuated widely over the past several years. The price of gold is primarily affected by the global demand for and supply of gold. The market for gold bullion is affected by numerous factors, including, among others, macroeconomic factors such as the structure of and confidence in the global monetary system, expectations regarding the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is usually quoted), interest rates, gold borrowing and lending rates, global or regional economic, financial, political, regulatory, judicial or other events, industry factors such as industrial and jewelry demand as well as lending, sales and purchase of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold. In addition, the precious metals markets are subject to temporary distortions and other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In the event that the price of gold declines, you should expect the price of the shares of the Commodity Trust and the value of your notes to decline.

- **THE COMMODITY TRUST IS NOT AFFORDED PROTECTION UNDER INVESTMENT COMPANY ACT OR COMMODITY EXCHANGE ACT** — The return on the notes is linked to the shares of the streetTRACKS® Gold Trust. The streetTRACKS® Gold Trust is an investment trust whose investment objective is to reflect the performance of the price of gold bullion. streetTRACKS® Gold Trust is not registered as an investment company under the Investment Company Act of 1940, as amended, and is not required to be registered under such act. In addition, streetTRACKS® Gold Trust does not hold or trade in commodity futures contracts regulated by the Commodity Exchange Act, as administered by the Commodity Futures Trading Commission, and none of the sponsor, the trustee or the marketing agent of the streetTRACKS® Gold Trust is subject to regulation as a commodity pool operator or a commodity trading adviser in connection with the shares of the streetTRACKS® Gold Trust. Consequently, the Commodity Trust is not afforded the protections provided to investors in a registered investment company or regulated instruments or commodity pools. For additional information about the Commodity Trust and the Underlying Asset, see the information set forth under "streetTRACKS® Gold Trust" and "The Gold Bullion Market" in the accompanying product supplement no. 57-I.

- **THE COMMODITY TRUST IS SUBJECT TO MANAGEMENT RISK —** World Gold Trust Services, LLC was expressly formed to be the sponsor of the Commodity Trust and has a limited history of past performance. The past performances of World Gold Trust Services, LLC's management in other positions are no indication of their ability to manage an investment vehicle such as the Commodity Trust. If the experience of the sponsor and its management is not adequate or suitable to manage an investment vehicle such as the Commodity Trust, the operations of the Commodity Trust may be adversely affected, which may adversely affect the price of the shares of the Commodity Trust and consequently the value of the notes.

- **OWNING THE NOTES IS NOT THE SAME AS OWNING SHARES OF THE COMMODITY TRUST OR GOLD DIRECTLY —** The return on your notes will not reflect the return you would realize if you actually purchased shares of the Commodity Trust or gold or other exchange-traded or over-the counter instruments based on gold.

- **NO COUPONS OR VOTING RIGHTS** — As a holder of the notes, you will not receive coupon payments, and you will not have voting rights or any other rights that holders of shares of the Commodity Trust would have.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY OR AUTOMATIC CALL —** While the payment at maturity, if any, or upon an automatic call upon the occurrence of a Knock-Out Event, if applicable, described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date or an automatic call could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be willing to hold your notes to maturity or until they are automatically called upon a Knock-Out Event, if applicable.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the price of the shares of the Commodity Trust at any time, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, and which are set out in more detail in the accompanying product supplement no. 57-I.

- **THE ANTI-DILUTION PROTECTION IS LIMITED**— The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Commodity Trust. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Commodity Trust. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.

Sensitivity Analysis — Hypothetical Payment at Maturity or Upon a Knock-Out Event and Resulting Automatic Call for Each $1,000 Principal Amount Note

The table below illustrates the payment at maturity, if any, or upon a Knock-Out Event and resulting automatic call, if applicable, for a $1,000 principal amount note for a hypothetical range of performance for the Share Return from -100% to +80% and reflects Participation Rates of 300% and 100%, an assumed Initial Share Price of $63.15, the Knock-Out Level of 150% and the Knock-Out Rate of 5%. To the extent that the actual terms differ from any of those assumed above, the payment on the notes indicated below would be different. In addition, for ease of analysis, the dollar amounts listed under "Final Share Price" are deemed to reflect the highest price of one share of the Commodity Trust at

any time during the Monitoring Period. If at any time during the Monitoring Period, the price of one share of the Commodity Trust were to exceed the Knock-Out Level (which would be $94.73 based on the assumed Initial Share Price of

$63.15 and the Knock-Out Level of 150%), a Knock-Out Event would have occurred, the notes would have been automatically called and the redemption amount of $1,050 would have been paid. The numbers appearing in the table below have been rounded for ease of analysis.

| | | | | | | Payment on the Notes | |
Final Share Price	Share Return	Participation Rate	Share Return x Participation Rate	Additional Amount	Principal	At Maturity (Knock Out Event Does Not Occur)	Knock Out Event and Automatic Call Do Occur
189.00	n/a	n/a	n/a	$50	$1,000	n/a	$1,050
178.50	n/a	n/a	n/a	$50	$1,000	n/a	$1,050
168.00	n/a	n/a	n/a	$50	$1,000	n/a	$1,050
94.73	50.0%	100%	50.0%	$500	$1,000	$1,500	$1,050
88.41	40.0%	100%	40.0%	$400	$1,000	$1,400	$1,050
82.10	30.0%	100%	30.0%	$300	$1,000	$1,300	$1,050
78.94	25.0%	300%	75.0%	$750	$1,000	$1,750	$1,050
75.78	20.0%	300%	60.0%	$600	$1,000	$1,600	$1,050
69.47	10.0%	300%	30.0%	$300	$1,000	$1,300	$1,050
63.15	**0%**	**n/a**	**0%**	**$0**	**$1,000**	**$1,000**	**$1,050**
56.84	-10.0%	n/a	n/a	n/a	$1,000	$900	$1,050
50.52	-20.0%	n/a	n/a	n/a	$1,000	$800	$1,050
44.21	-30.0%	n/a	n/a	n/a	$1,000	$700	$1,050
37.89	-40.0%	n/a	n/a	n/a	$1,000	$600	$1,050
31.58	-50.0%	n/a	n/a	n/a	$1,000	$500	$1,050
25.26	-60.0%	n/a	n/a	n/a	$1,000	$400	$1,050
18.95	-70.0%	n/a	n/a	n/a	$1,000	$300	$1,050
12.63	-80.0%	n/a	n/a	n/a	$1,000	$200	$1,050
6.32	-90.0%	n/a	n/a	n/a	$1,000	$100	$1,050
0.00	-100.0%	n/a	n/a	n/a	$1,000	$0	$1,050

Hypothetical Examples of Amounts Payable At Maturity or Upon a Knock-Out Event and Resulting Automatic Call

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The closing price of one share of the Gold Trust increases from the Initial Share Price of $63.15 to a Final Share Price of $75.78 and the price of one share of the Gold Trust at no time during the Monitoring Period exceeds $78.94. Because the Final Share Price is more than the Initial Share Price and the price of one share of the Gold Trust quoted on the Relevant Exchange at no time exceeds 125% of the Initial Share Price, the Additional Amount is equal to $600 and the final payment at maturity is equal to $1,600 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times [(75.78-63.15)/63.15] \times 300\%) = \$1,600$$

Example 2: The closing price of one share of the Gold Trust increases from the Initial Share Price of $63.15 to a Final Share Price of $82.10 and the price of one share of the Gold Trust exceeds $78.94 but at no time during the Monitoring Period exceeds $94.73. Because the Final Share Price is more than the Initial Share Price and the price of one share of the Gold Trust quoted on the Relevant Exchange exceeds 125% but at no time exceeds 150% of the Initial Share Price, the Additional Amount is equal to $300 and the final payment at maturity is equal to $1,300 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times [82.10-63.15/63.15] \times 100\%) = \$1,300$$

Example 3: The closing price of one share of the Index Fund decreases from the Initial Share Price of $63.15 to a Final Share Price of $50.52 and the price of one share of the Index Fund at no time during the Monitoring Period exceeds $94.73. Because the Final Share Price is less than the Initial Share Price and a Knock-Out Event has not occurred, the final payment at maturity is equal to $800 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times [50.52-63.15/63.15]) = \$800$$

Example 4: The price of one share of the Gold Trust equals $168.00 during the Monitoring Period. Because the price of one share of the Gold Trust quoted on the Relevant Exchange exceeds the Knock-Out Level ($94.73), a Knock-Out Event has occurred, the Additional Amount is equal to $50 and the payment upon automatic call is equal to $1,050 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times 5\%) = \$1,050$$

Historical Information

The following graph sets forth the weekly closing price of one share of the Commodity Trust from November 12, 2004, which was the date of the Commodity Trust's formation, through December 15, 2006. The closing price of one share of the Commodity Trust on December 21, 2006 was $61.38. We obtained the information in the graph below from Bloomberg Financial Markets and, accordingly, we make no representation or warranty as to its accuracy or completeness.

The historical prices per share of the Commodity Trust should not be taken as an indication of future performance, and no assurance can be given as to the Final Share Price on the Final Valuation Date (if a Knock-Out Event does not occur and the notes are not automatically called). We cannot give you assurance that the performance of the Commodity Trust will result in the return of any of your initial investment.



Historical Performance of Streettracks Gold Trust

Source: Bloomberg